K&L Gates llp 1601 K Street, N.W. Washington, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

September 20, 2013

VIA EDGAR

Ms. Anu Dubey

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Beacon Funds (File Nos. 033-11387 and 811-04984)

Post-Effective Amendment No. 163 to the Registration Statement on Form N-1A

Dear Ms. Dubey:

The following are responses to the comments that we received from you by telephone on August 26, 2013 regarding Post-Effective Amendment No. 163 to the Registration Statement on Form N-1A for the American Beacon Acadian Emerging Markets Managed Volatility Fund, a series of the American Beacon Funds (“Registrant” or “Fund”), that was filed with the Securities and Exchange Commission (“SEC”) on July 11, 2013. Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.	In the Fee Table on page 3 of the Fund’s prospectus, the first row is titled “Maximum sales charge imposed on purchases” and the second row is titled “Maximum deferred sales charge load.” Please revise one of these headings for consistency such that both refer either to a “sales charge” or “sales charge load.”

The Registrant has made the requested change. Both headings now refer to a “sales charge.”

Securities and Exchange Commission

September 20, 2013

2.	Footnote 1 to the Fee Table on page 3 of the Fund’s prospectus states that “[a] contingent deferred sales charge (“CDSC”) of 0.50% will be charged on certain purchases of $1,000,000 or more of A Class shares that are redeemed in whole or part within 18 months of purchase.” Please include the 0.50% CDSC in the table instead of solely disclosing the amount in the footnote. The circumstances in which the 0.50% CDSC applies may be explained in the footnote.

The Registrant has made the requested change.

3.	The Fund’s Fee Table on page 3 of the Fund’s prospectus includes a separate line item for “acquired fund fees and expenses,” which are 0.01%. Form N-1A, Item 3, Instruction 3(f) provides that if acquired fund fees and expenses do not exceed 0.01 percent of average net assets of the Fund, the Fund may include these fees and expenses under the subcaption “Other Expenses”. Please consider whether to include the acquired fund fees and expenses under “Other Expenses”.

The Registrant has considered whether to include the acquired fund fees and expenses under “Other Expenses”, and confirms that it will retain the separate line item for acquired fund fees and expenses.

4.	Please confirm that the contractual expense arrangement will be filed as an exhibit to the Registrant’s post-effective amendment filing pursuant to Rule 485(b) under the Securities Act of 1933.

The Registrant confirms that the contractual expense arrangement will be filed as an exhibit to the Fund’s Rule 485(b) filing.

5.	The “Principal Investment Strategies” section of the Fund’s prospectus discloses that a company is generally regarded as being economically tied to an emerging market country if it is headquartered in an emerging market country. Please explain supplementally why being headquartered in an emerging market country is indicative of being economically tied to that emerging market country.

Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”) requires that a fund with a name indicating an investment emphasis in certain countries or geographic regions “expose the [fund]’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.”1 The Registrant believes that investments in issuers that are headquartered in an emerging market country have exposure to the economic fortunes and risks of those countries.

1 Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001) (“Adopting Release”).

Securities and Exchange Commission

September 20, 2013

Rule 35d-1 under the 1940 Act does not specifically address the investment criteria for funds with the term “emerging markets” in their name. However, the Registrant believes that the history of the Rule illustrates why the location of a company’s headquarters is a reasonable criterion for the Fund to use in the definition of an issuer with economic ties to emerging market countries. In the proposing release for Rule 35d-1, the SEC proposed that a fund with a name suggesting a focus in a particular region or country be required to meet one of three criteria, including that the fund invest in “securities of issuers organized under the laws of the country or of a country within the geographic region suggested by the fund’s name, or that maintain their principal place of business in that country or region.”3 Moreover, in the proposing release, the SEC staff noted that these three criteria were consistent with prior SEC staff positions regarding with respect to investments in securities of issuers organized under the laws of non-U.S. countries. Accordingly, the Registrant believes that the Fund’s criterion is appropriate and consistent with SEC staff guidance and industry practice.

6.	The “Principal Investment Strategies” section of the Fund’s prospectus states that the Fund may invest in companies of all market capitalizations. If applicable, please include small-capitalization company risk and mid-capitalization companies risk in the “Principal Risk” section.

The Registrant has included small-capitalization companies risk and mid-capitalization companies risk in the “Principal Risk” section.

7.	The “Principal Investment Strategies” section of the Fund’s prospectus states that the Fund may, at times, use forwards or currency swaps to hedge its foreign currency exposure. The “Cash Management Investments” section states that the Fund may equitize cash through the purchase and sale of futures contracts. Please state supplementally whether derivatives, including forwards, foreign currency swaps and futures, will be used by the Fund to satisfy its 80% test. If so, please also state how the derivatives will be valued.

The Registrant confirms that it does not currently intend to use derivatives for purposes of the 80% test for the Fund.

8.	In the “Principal Risks” section of the Fund’s prospectus, please add a discussion of the risks associated with a managed volatility strategy.

The Registrant has added a section entitled “Managed Volatility Strategy Risk” to the Principal Risks section of the Fund’s prospectus.

3 Investment Company Names, Investment Company Act Release No. 22530 (Feb. 27, 1997). See also, e.g., Rule 3b-4 under the Securities Exchange Act of 1934, 17 CFR 240.3b-4 (defining a “foreign issuer”).

Securities and Exchange Commission

September 20, 2013

9.	The “Additional Information About Investment Policies and Strategies” section of the Fund’s prospectus states on page 7 that the Fund’s investment objective is “non-fundamental”. Disclose whether the Fund will provide notice to shareholders if there is a change in the Fund’s investment objective and, if so, how much notice the Fund will provide.

The Fund will provide the 60 day notice required by Rule 35d-1 under the 1940 Act when the Rule applies to a change in the Fund’s 80% investment policy. In addition, the Fund expects to provide shareholders with reasonable advance notice of material changes to the Fund’s non-fundamental investment objective or material investment policies. However, we note that Form N-1A does not require the Fund to specify in its Registration Statement a notice period for changes to the Fund's non-fundamental investment objective or other material policies. Therefore, the Registrant respectfully disagrees with the proposed revision.

10.	“The Manager” section on page 11 of the Fund’s prospectus states that the Manager’s team members, as disclosed in this section, invest the portion of Fund assets that the sub-advisor determines should be allocated to short-term investments. The team members disclosed under “The Manager” section are not included in the “Management” section of the Fund summary. If the Manager’s team members will not invest a portion of Fund assets, remove the disclosure. However, if the Manager’s team members do invest a portion of Fund assets, as currently disclosed, please list these individuals and their professional titles in the Fund summary as required by Form N-1A, Item 5.

Form N-1A, Item 5, Instruction 1 states that a “fund need not identify a sub-adviser whose sole responsibility for the Fund is limited to day-to-day management of the fund’s holdings of cash and cash equivalent instruments (unless the fund is a money market fund or other fund with a principal investment strategy of regularly holding cash and cash equivalent instruments).” In these circumstances, the Manager’s management of the Fund’s short term investments is the functional equivalent of a sub-advisor’s management of a fund’s holdings of cash and cash equivalents. Accordingly, the Registrant respectfully declines to identify the individuals who are responsible for directing the investment of the Fund’s short term investments in the Fund’s summary section and has deleted the corresponding disclosure from the “Management” section of the Fund’s prospectus.

11.	The first sentence of the last paragraph on page 11 of the Fund’s prospectus states that the “[t]eam members listed below are responsible for . . . allocating the Fund’s assets among the sub-advisors . . .”. Please revise this sentence to refer to a single sub-advisor as opposed to multiple sub-advisors.

The Registrant has revised the applicable disclosure.

Securities and Exchange Commission

September 20, 2013

12.	Confirm whether the Acadian Historical Performance Composite (“Composite”) on page 13 of the Fund’s prospectus includes investment companies managed by Acadian that have substantially similar investment objectives, policies and strategies as the Fund.

The Registrant confirms that the Composite does not include investment companies managed by Acadian.

13.	Please remove the word “typically” in the first sentence of the first paragraph under “Purchase Policies” on page 19 of the Fund’s prospectus.

The Registrant notes that the cut-off time for purchase orders, on rare occasions, may be prior to 4:00 p.m. Eastern Time or the close of the NYSE. This might occur, for example, in the event of a systems failure. Therefore, the Registrant believes that the word “typically” is appropriate, and respectfully declines the comment.

Statement of Additional Information (“SAI”)

14.	Under “Swap Agreements” on page 13 of the Fund’s SAI, please specify the types of swaps that will be subject to netting. Please confirm whether the Fund intends to write swaps, and, if so, disclose the types of swaps that the Fund intends to write. If the Fund intends to write credit default swaps, confirm that the assets segregated by the Fund will equal the notional amount of the swaps written by the Fund.

The Registrant has revised the disclosure relative to the types of swaps that will be subject to netting. The Fund does not intend to write swaps.

15.	The “Non Principal Investment Strategies and Risks” section of the Fund’s SAI states on page 14 that the Fund may invest in other investment companies (including affiliated investment companies) to the extent permitted by the 1940 Act, or exemptive relief granted by the SEC. Please revise this disclosure to indicate whether the reference to “other investment companies” includes only registered investment companies or both registered and unregistered investment companies. If applicable, please disclose the extent to which the Fund may invest in unregistered investment companies.

Immediately following the list of non principal investment strategies, the Registrant has added an explanatory sentence regarding investments in other investment companies, which states that the Fund currently intends to invest only in other registered investment companies.

16.	On page 15 of the Fund’s SAI, under “Investment Restrictions”, fundamental investment restriction number 8 states that the Fund may not “[i]nvest more than 25% of its total assets in the securities of companies primarily engaged in any one industry provided that . . . (ii) municipalities and their agencies and authorities are not deemed to be industries.” Please revise (ii) to indicate that tax exempt securities issued by municipalities and their agencies and authorities are not deemed to be an industry, and delete the last sentence under this fundamental investment restriction.

The Registrant has revised the applicable disclosure as requested.

Securities and Exchange Commission

September 20, 2013

17.	On page 15 of the Fund’s SAI under “Temporary Defensive and Interim Investments,” it is disclosed that temporary investments can include futures. Please supplementally explain why futures are an appropriate investment for purposes of the Fund’s temporary defensive measures.

The Registrant has deleted the reference to futures under “Temporary Defensive and Interim Investments.”

18.	On page 15 of the Fund’s SAI under “Temporary Defensive and Interim Investments,” please revise item (viii) to indicate that temporary defensive investments in other investments companies will be limited to conservatively managed investment companies.

The Registrant has revised the description of investment companies in this section to reference only money market funds.

19.	Form N-1A, Item 19(h)(2) requires that the Fund disclose the identity of its transfer agent and dividend-payment agent. If applicable, please disclose the identity of the Fund’s dividend-payment agent under “Other Service Providers” on page 27 of the Fund’s SAI.

The Registrant has revised the applicable disclosure as requested.

20.	Please confirm that the Registrant has revised applicable disclosure in the Fund’s prospectus and SAI to reflect changes made to the fee structure pursuant to the Investment Advisory Agreement among the Fund, sub-advisor and Manager.

The Registrant confirms that it has revised the applicable disclosure.

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Securities and Exchange Commission

September 20, 2013

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9105.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	Rosemary Behan

John Okray

American Beacon Advisors, Inc.